November 14, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

                 Amy C. Bruckner, Staff Accountant

Re:	Gilead Sciences, Inc.

Comment Letter Dated August 4, 2006

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

File No. 000-19731

Ladies and Gentlemen:

This letter sets forth the responses of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) from our telephonic conversation held on October 26, 2006 with respect to the above referenced Form 10-K and Form 10-Q. For your convenience, we have duplicated the original comments of the Staff as set forth in the August 4, 2006 comment letter below in italics in providing our responses to each of the Staff’s comments from our telephonic conversation.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates and Judgments

Revenue Recognition, page 32

1.	We acknowledge your revenue recognition policy as noted herein and within your “Summary of Significant Accounting Policies” in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, which you specify as accruals for returns of expired products; rebate programs; and customer incentives, could be defined and improved. Please provide us with the information that follows in a disclosure-type format.

a)	Quantify each item that reduces your gross revenue for the years presented. Additionally, please outline the effect that could result from using other reasonably likely assumptions than those upon which you currently rely in estimating each product sales allowance. For example, please disclose a range of reasonably likely amounts or another type of sensitivity analysis.

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA
phone 650 574 3000 facsimile 650 578 9264	www.gilead.com

Gilead response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and has asked that we supplementally provide to the Staff, the product returns for the periods presented to support our assertion that revenue deductions for product returns are not material.

In response to the Staff’s telephonic comment, reductions to gross product sales for product returns for the years ended December 31, 2005, 2004 and 2003 were $6.4 million, $0.3 million and $4.7 million, respectively. We believe that such deductions are immaterial and do not require disclosure.

b)	Expand the discussion of your use of information from external sources; that is, tell us how you analyze the inventory data that you receive from your U.S. wholesalers and third-party prescription information each period. In discussing your estimate of product returns, consider disclosing, preferably by product and in tabular format, the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period, if any.

Gilead response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and indicated that there were no further comments. As such, we have not made further changes to our response from our letter dated August 31, 2006.

c)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customers’ inventory levels in the ordinary course of business, in particular as they pertain to your rebate reserves and accruals and wholesaler inventory management agreements, which are inherently affected by the underlying product sales volumes and growth. Please also discuss your revenue recognition policy for such shipments.

Gilead response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and indicated that there were no further comments. As such, we have not made further changes to our response from our letter dated August 31, 2006.

d)	Please disaggregate the roll-forward information presented in Schedule II to your consolidated financial statements for each item that reduces your gross revenue as of and for the financial statement periods presented, to quantify the following:

•	the current provision related to sales made in the current period;

•	the current provision related to sales made in prior periods;

•	actual returns or credits in the current period related to sales made in the current period; and

•	actual returns or credits in the current period related to sales made in prior periods.

Gilead response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and has requested that the Company disaggregate the roll-forward information presented in Schedule II to our consolidated financial statements as requested above, for our government rebates allowances, since our accounts receivable allowances for government rebates is material.

In response to the Staff’s telephonic comment, we have included in this letter (under the heading “Proposed Disclosure” below) substantially similar disclosure to what we will include prospectively in Schedule II to our consolidated financial statements beginning with our Form 10-K for the year ending December 31, 2006.

Proposed Disclosure:

With respect to Comment 1(d), we will make the following disclosure changes to the accounts receivable allowances in Schedule II: Valuation and Qualifying Accounts to the consolidated financial statements (refer to page 98 of our 2005 Form 10-K) beginning with our Form 10-K for the year ending December 31, 2006.

Exhibits and Financial Statement Schedules

Schedule II: Valuation and Qualifying Accounts

	Balance at Beginning of Period	Charged to Expense	Deductions	Balance at End of Period
Year ended December 31, 2005:
Government rebates allowances
Activity related to 2005 sales	$—	$81,342	$74,983	$6,359
Activity related to sales prior to 2005	3,367	—	1,951	1,416
Other accounts receivable allowances(1)	24,124	33,468	32,133	25,459

Accounts receivable allowances	27,491	114,810	109,067	33,234
Valuation allowance for deferred tax assets	33,349	—	33,349	—

Year ended December 31, 2004:
Government rebates allowances
Activity related to 2004 sales	$—	$42,424	$43,005	$(581)
Activity related to sales prior to 2004	4,928	—	979	3,949
Other accounts receivable allowances(1)	20,679	23,358	19,914	24,123

Accounts receivable allowances	25,607	65,782	63,898	27,491
Valuation allowance for deferred tax assets	59,174	—	25,825	33,349

Year ended December 31, 2003:
Government rebates allowances
Activity related to 2003 sales	$—	$24,692	$19,048	$5,644
Activity related to sales prior to 2003	57	—	773	(716)
Other accounts receivable allowances(1)	10,946	23,063	13,330	20,679

Accounts receivable allowances	11,003	47,755	33,151	25,607
Valuation allowance for deferred tax assets	226,821	—	167,647	59,174

(1)	Allowances are for doubtful accounts, sales returns and cash discounts.

e)	Finally, include information regarding the amount of and reason for period to period fluctuations within your statement of operations with respect to each item that reduces your gross revenue for the periods presented. Please also address the effect that changes in your estimates with respect to each of these items had on your revenues and operations for the applicable periods.

Gilead response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and indicated that there were no further comments. As such, we have not made further changes to our response from our letter dated August 31, 2006.

Prepaid Royalties, page 33

2.	So that a reader can understand the significance of your prepaid royalty expenses, please provide us with the following information, in a disclosure-type format, for December 31, 2005 and June 30, 2006:

•	the amount of the prepaid royalty asset and the amount of related amortization expense that you recorded for each period presented;

•	the range of reasonably likely amounts of future amortization related to your prepaid royalty asset or some other type of sensitivity analysis; and

•	how you derived the discount in arriving at the initial present value of the prepaid royalty asset.

Gilead Response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and has requested that we enhance our proposed disclosure by: i) clarifying the frequency with which we review the expected future sales levels used in our amortization methodology and indicators that might require a change in the estimated life of the prepaid royalty or a write-down in the net recoverable value of our asset, ii) elaborating on the type of impairment indicators that we review; and iii) elaborating on any other information or factors that the Company considers in estimating its expected future sales levels.

In response to the Staff’s telephonic comment, we have included in this letter (under the heading “Proposed Disclosure” below) the proposed disclosure that we included in our response letter dated August 31, 2006, revised to reflect the additional disclosures requested by the Staff. We included substantially similar disclosure in our Form 10-Q for the period ended September 30, 2006 and will include substantially similar disclosure in our Form 10-K for the year ending December 31, 2006, as appropriate.

The Staff has also requested the Company to consider the appropriateness of our proposed sensitivity analysis included in our response letter dated August 31, 2006; specifically, does the Company believe that a 10% fluctuation in forecasted sales is a reasonably likely range.

In response to the Staff’s telephonic comment, we respectfully propose to remove the sensitivity analysis that was included in our response letter dated August 31, 2006 since it was a hypothetical sensitivity analysis. Management believes that it is difficult to provide a reasonable range of expected future sales fluctuation given the many factors that can impact future sales. We believe that the additional disclosure that we are proposing in response to the Staff’s comments above will help a potential investor appreciate the factors that we consider in deriving our sales forecasts as well as the factors that may impair our sales forecasts.

Proposed Disclosure:

With respect to Comment 2, we made the following disclosure changes to the “Prepaid Royalties” section in Critical Accounting Policies, Estimates and Judgments (refer to page 33 of our 2005 Form 10-K) in our Form 10-Q for the period ended September 30, 2006 and will include substantially similar disclosure in our Form 10-K for the year ending December 31, 2006.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Estimates and Judgments

For the year ended December 31, 2005

Prepaid Royalties

We capitalize royalties that we have prepaid at cost, specifically those related to the emtricitabine royalties we paid to Emory for the HIV indication, based on the present value of the future royalty obligation that we would expect to pay to Emory assuming certain expected levels of our product sales incorporating the emtricitabine technology. The present value of our future royalty obligation was derived using our weighted average cost of capital. We review quarterly the expected future sales levels of our products and any indicators that might require a write-down in the net recoverable value of our asset or a change in the estimated life of the prepaid royalty. Some potential indicators of impairment include the launch of a significant product by a competitor, significant deviations in recognized product sales compared to forecast, and product safety issues and recalls.

We amortize our prepaid royalties based on an effective royalty rate that we derive from forecasted HIV product sales incorporating emtricitabine. Our product sales forecasts are prepared annually and determined using our best estimates of future activity considering such factors as historical and expected future patient usage or uptake of our products, the introduction of complementary or combination therapies or products, and future product launch plans. If a previously unanticipated and significant change occurs to our sales forecasts, including the introduction of a competing product by us or one of our competitors into the same HIV market as emtricitabine, we would prospectively update the royalty rate used to amortize our prepaid royalties which may increase future royalty expense. As of December 31, 2005, we had a prepaid royalty asset of $335.1 million. Amortization expense relating to this prepaid royalty asset was $6.2 million for the year ended December 31, 2005.

For the three and nine months ended September 30, 2006

Prepaid Royalties

We capitalize royalties that we have prepaid at cost, specifically those related to the emtricitabine royalties we paid to Emory for the HIV indication, based on the present value of the future royalty obligation that we would expect to pay to Emory assuming certain expected levels of our product sales incorporating the emtricitabine technology. The present value of our future royalty obligation was derived using our weighted average cost of capital. We review quarterly the expected future sales levels of our products and any indicators that might require a write-down in the net recoverable value of our asset or a change in the estimated life of the prepaid royalty. Some potential indicators of impairment include the launch of a significant product by a competitor, significant deviations in recognized product sales compared to forecast, and product safety issues and recalls.

We amortize our prepaid royalties based on an effective royalty rate that we derive from forecasted HIV product sales incorporating emtricitabine. Our product sales forecasts are prepared annually and determined using our best estimates of future activity considering such factors as historical and expected future patient usage or uptake of our products, the introduction of complementary or combination therapies or products, and future product launch plans. If a previously unanticipated and significant change occurs to our sales forecasts, including the introduction of a competing product by us or one of our competitors into the same HIV market as emtricitabine, we would prospectively update the royalty rate used to amortize our prepaid royalties which may increase future royalty expense. As of September 30, 2006, we had a prepaid royalty asset of $324.0 million. Amortization expense relating to this prepaid royalty asset was $3.4 million and $12.2 million for the three and nine months ended September 30, 2006.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Notes to Condensed Consolidated Financial Statements

12. Subsequent Events

Convertible Senior Notes, page 15

3.	Please provide us with your analysis of whether the 16.9 million warrants issued pursuant to your April 2006 convertible senior notes transaction meet the definition of a derivative instrument under SFAS No.133, paragraph 6, as you have indicated that you will record the net cost of this transaction within stockholders’ equity. In so doing, please also provide us with a corresponding point-by-point analysis of whether the warrants meet all of the criteria outlined in paragraphs 12-32 of EITF No.00-19 in order to qualify for the paragraph 11a.) scope exception under SFAS No. 133 and ultimately reside in equity.

Gilead Response: The Staff has reviewed the response that we provided in our response letter dated August 31, 2006 and has requested that the Company specifically state that, when physical settlement is assumed or required, it is not obligated to deliver cash as part of the physical settlement.

In response to the Staff’s telephonic comment, we note that the Company does not have any obligation: i) to deliver cash as part of a physical settlement; ii) to either net cash settle or physically settle by delivering cash; or iii) give the counterparty a choice of either net share settlement or physical settlement that requires the Company to deliver cash, as outlined in paragraph 9 of EITF 00-19. We have determined that such provisions do not exist with respect to the 16.9 million warrants we issued pursuant to our April 2006 convertible senior notes transaction. Specifically, the terms of those warrants allow for settlement of the contract in cash or shares (physical settlement) at our option. Physical settlement is not assumed or required because the method of settlement (cash or shares) is determined by Gilead, and not by the counterparty, and there are no circumstances under which we would be obligated to deliver cash as part of a physical settlement. Accordingly, we have classified the warrants as permanent equity in our condensed consolidated balance sheet.

In addition, at the Staff’s request, Gilead acknowledges:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 650-522-5756 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John F. Milligan
John F. Milligan
Executive Vice President and Chief Financial Officer